November 12, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Attention: Daniel Morris

Re: Artelo Biosciences, Inc.

Registration Statement on Form S-3

Filed on October 30, 2019

File No. 333-234372

Withdrawal of Acceleration Request

Dear Mr. Morris:

Artelo Biosciences, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on November 8, 2019, in which the Company requested the acceleration of the effective time and date of the Company’s Registration Statement on Form S-3 (File No. 333-234372) (the “Registration Statement”) to 4:00 p.m. Eastern time, on November 12, 2019. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact our counsel, Thomas E. Hornish of Wilson Sonsini Goodrich and Rosati, Professional Corporation, at (858) 350-2392.

Sincerely, ARTELO BIOSCIENCES, INC.
By:	/s/ Gregory D. Gorgas
	Name:	Gregory D. Gorgas
	Title:	President & Chief Executive Officer

cc: Thomas E. Hornish, Esq.

Mahnaz K. Daruwalla, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation